Form of Letter of Transmittal


Exhibit C

Letter of Transmittal

Regarding Class A Shares and Class I Shares in
Pine Grove Alternative Institutional Fund
Tendered Pursuant to the Offer to Purchase
Dated February 20, 2018

This Letter of Transmittal Must Be
Received by Pine Grove Alternative Institutional Fund
by March 22, 2018

The Offer and Withdrawal Rights Will Expire
at 12:00 Midnight, Eastern Time, on
May 31, 2018, Unless the Offer Is Extended.

Complete this Letter of Transmittal, and Return or Deliver to
Pine Grove Alternative Institutional Fund:

Regular Mail:
Attn. Transfer Agent
Atlantic Fund Services
PO Box 588
Portland, ME 04112

Overnight Address:
Attn. Transfer Agent
Atlantic Fund Services
3 Canal Plaza, Ground Floor
Portland, ME 04101

For additional information:

Phone: (855) 699-3103
Fax: (207) 347-2195
E-mail Address: pinegrove.ta@atlanticfundservices.com


Ladies and Gentlemen:

The undersigned hereby tenders to Pine Grove Alternative Institutional Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the shares of beneficial interest of Class A Shares in the Fund (the "Class A Shares") or Class I Shares ("Class I Shares") held by the undersigned, described and specified below, on the terms and conditions set out in the offer to repurchase, dated February 20, 2018 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal. **The Offer to Purchase and this Letter of Transmittal are subject to all the terms and conditions set out in the Offer to Purchase, including without limitation the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.**

The undersigned hereby sells to the Fund the Class A Shares or Class I Shares tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the such Shares tendered hereby and that the Fund will acquire good title to the Class A Shares or Class I Shares, free and clear of all liens, charges, encumbrances, conditional sales agreements, or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent that such Shares are repurchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer to Purchase.

The undersigned recognizes that, under certain circumstances set out in the Offer to Purchase, the Fund may not be required to repurchase the Class A Shares or Class I Shares tendered hereby.

A non-interest bearing, non-transferable promissory note for the value of the repurchased Class A Shares or Class I Shares will be mailed to the undersigned. The "Initial Payment" of the repurchase amount for the Shares tendered by the undersigned will be made by wire transfer of funds.

The promissory note will also reflect the "Post-Audit Payment" portion of the repurchase amount, if any, as described in Section 7 of the Offer to Purchase. Any Post-Audit Payment of cash due pursuant to the promissory note will also be made by wire transfer of funds. The undersigned recognizes that the amount of the Initial Payment of the repurchase amount for the Shares will be based on the unaudited net asset value of the Fund as of June 29, 2018, subject to an extension of the offer as described in Section 8 of the Offer to Purchase.

The Post-Audit Payment portion of the repurchase amount, if any, will be determined upon completion of the audit of the Fund's financial statements, which is anticipated to occur no later than 60 days after March 31, 2019, the Fund's fiscal year-end. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit.

All authority conferred, or agreed to be conferred, in this Letter of Transmittal will survive the death or incapacity of the undersigned, and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors, and assigns of the undersigned. Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX, MAIL OR E-MAIL THE FORM TO: Pine Grove Alternative Institutional Fund, PO Box 588, Portland, ME 04112. FOR ADDITIONAL INFORMATION, you may call the Fund at (855) 699-3103, send a fax to the Fund at (207) 347-2195 or e-mail the Fund at pinegrove.ta@atlanticfundservices.com.

PART 1.   NAME, ADDRESS, AND OTHER CONTACT INFORMATION:

Name of Shareholder: _____

Social Security No.
or Taxpayer
Identification No.: _____

Telephone Number: _____

Account Number: _____

PART 2.A. AMOUNT OF SHARES OF BENEFICIAL INTEREST—CLASS A SHARES OF OWNERSHIP BEING TENDERED:

☐   All of the undersigned's Class A Shares.

☐   That amount of the undersigned's Class A Shares having the following dollar value:

$_____

☐   That amount of the undersigned's Class A Shares whose value is in excess of the required minimum balance of $10,000 applicable for the Fund.

PART 2.B. AMOUNT OF SHARES OF BENEFICIAL INTEREST—CLASS I SHARES OF OWNERSHIP BEING TENDERED:

☐   All of the undersigned's Class I Shares.

☐   That amount of the undersigned's Class I Shares having the following dollar value:

$_____

☐   That amount of the undersigned's Class I Shares whose value is in excess of the required minimum balance of $10,000 applicable for the Fund.

PLEASE BE SURE TO COMPLETE BOTH SIDES OF THIS FORM.

Note to Part 2.A and Part 2.B: Shareholders desiring to tender Class A Shares or Class I Shares for repurchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder's Class A Shares or Class I Shares at any time if the aggregate value of such Shareholder's Class A Shares or Class I Shares is, at the time of such compulsory repurchase, less than the required minimum balance applicable for the Fund. This right of the Fund to repurchase Class A Shares and Class I Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for repurchase by the Fund.

PART 3.   PROMISSORY NOTE:

The promissory note reflecting both the Initial Payment and the Post-Audit Payment portion of the repurchase amount, as applicable, will be mailed directly to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.

PART 4.   SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS: FOR OTHER INVESTORS:

_____
Signature
(SIGNATURE OF OWNER(S)
EXACTLY AS APPEARED ON
APPLICATION FORM UPON
PURCHASE OF SHARES)

_____
Print Name of Investor

_____
Print Name of Investor

_____
Signature
(SIGNATURE OF OWNER(S)
EXACTLY AS APPEARED ON
APPLICATION FORM UPON
PURCHASE OF SHARES)

_____
Joint Tenant Signature if necessary
(SIGNATURE OF OWNER(S)
EXACTLY AS APPEARED ON
APPLICATION FORM UPON
PURCHASE OF SHARES)

_____
Print Name of Signatory and Title

_____
Print Name of Joint Tenant

_____
Co-Signatory if necessary
(SIGNATURE OF OWNER(S)
EXACTLY AS APPEARED ON
APPLICATION FORM UPON
PURCHASE OF SHARES)

_____
Print Name and Title of Co-Signatory

Date: _____